# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Charter Communications, Inc., CIK 0001091667
CUSIP: 16119P108
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 400 WASHINGTON BLVD, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., CLO, LBC, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5700

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 43,900,886; shared voting power 0; sole dispositive power 43,900,886; shared dispositive power 0; aggregate amount beneficially owned 43,900,886 (31.3% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, (as amended (including by the SHA Amendment (as defined below)), the "Stockholders Agreement"), by and among Charter Communications, Inc. ("Legacy Charter"), CCH I, LLC (now known as Charter Communications, Inc., the "Issuer" or "Charter"), Advance/Newhouse Partnership ("A/N") and Liberty Broadband Corporation ("Liberty Broadband" or the "Reporting Person"), as amended by that certain Amendment No.1 to the Second Amended and Restated Stockholders Agreement and the Letter Agreement, dated as of November 12, 2024, by and among Issuer, A/N and the Reporting Person (the "SHA Amendment"), contains provisions relating to the ownership and voting of the Issuer's Class A common stock, par value $0.001 per share (the "Common Stock"), by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N. In addition, on May 16, 2025, the Reporting Person, the Issuer and Cox Enterprises, Inc. ("Cox") entered into a voting agreement (the "Voting Agreement") which also contains provisions relating to the voting of the Common Stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with Cox.
  
  Note to Rows 7, 9 and 11: Subject to certain restrictions contained in the Stockholders Agreement and the Voting Agreement. See Item 6 of the Schedule 13D.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
  
  Note to Row 13: Calculated based on the 140,364,226 shares of Common Stock outstanding as of March 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: Charter Communications, Inc.
Address of issuer's principal executive offices: 400 WASHINGTON BLVD, STAMFORD, Connecticut (CT), 06902
Comment: This statement on Schedule 13D/A relates to the Class A common stock, par value $0.001 per share (the "Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Liberty Broadband Corporation, a Delaware corporation ("Liberty Broadband" or the "Reporting Person"), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020, Amendment No. 7 filed with the SEC on August 7, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on February 24, 2021, Amendment No. 10 filed with the SEC on September 23, 2024 and Amendment No. 11 filed with the SEC on November 14, 2024 (together, the "Schedule 13D"), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 12 to the Schedule 13D (this "Amendment," and together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation is set forth below. The business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable) Principal Occupation and Principal Business (if applicable)
John C. Malone Chairman of the Board and President and Chief Executive Officer of Liberty Broadband Corporation
Gregg L. Engles Director of Liberty Broadband Corporation
Julie D. Frist Director of Liberty Broadband Corporation
Richard R. Green Director of Liberty Broadband Corporation
Sue Ann R. Hamilton Director of Liberty Broadband Corporation
J. David Wargo Director of Liberty Broadband Corporation
John E. Welsh III Director of Liberty Broadband Corporation
Brian J. Wendling Chief Accounting Officer and Principal Financial Officer of Liberty Broadband Corporation
Renee L. Wilm Chief Legal Officer and Chief Administrative Officer of Liberty Broadband Corporation

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 16, 2025, the Issuer entered into a Transaction Agreement (the "Cox Transaction Agreement") with Cox Enterprises, Inc. ("Cox"), and Charter Communications Holdings, LLC, pursuant to which, among other things, the Issuer will acquire the Cabot Business (as defined in the Cox Transaction Agreement) from Cox in a series of transactions described therein (the "Cox Transactions").

In connection with the Cox Transactions, the Reporting Person has agreed to enter into certain ancillary agreements pursuant to which (1) the closing of the Reporting Person's pending transaction with the Issuer ("Liberty Closing") would accelerate in connection with the closing of the Cox Transactions or, at the Reporting Person's election, the termination of the Cox Transaction Agreement and (2) the Reporting Person would agree to provide its voting support for the Cox Transactions, in each case as described in more detail below.

In connection with the Issuer's entry into the Cox Transaction Agreement, on May 16, 2025, the Reporting Person, the Issuer, Merger LLC and Merger Sub entered into a side letter (the "Side Letter"), pursuant to which, among other things, the parties agreed to accelerate the date of the Liberty Closing, as contemplated by the Merger Agreement, to occur on the earlier of (a) immediately prior to the closing of the Cox Transactions, (b) the later of (i) June 30, 2027 and (ii) the third (3rd) business day after all conditions set forth in Article VI of the Merger Agreement have been satisfied or waived (to the extent waivable), or at such other date and time as agreed to by the parties in writing or pursuant to Section 5.11(f) of the Merger Agreement and (c) solely if the Cox Transaction Agreement is terminated in accordance with its terms (the "Cox Transaction Termination"), at the Reporting Person's election, the later of (i) the tenth (10th) business day after the Cox Transaction Termination and (ii) the third (3rd) business day after all conditions set forth in the Merger Agreement shall have been satisfied or waived (to the extent waivable), or at such other date and time as agreed to by the parties in writing or pursuant to Section 5.11(f) of the Merger Agreement.

In addition, the Reporting Person has agreed to cause each of its director designees serving on the board of directors of the Issuer to resign, with such resignation conditioned on the occurrence of, and effective as of immediately prior to, the effective time of the Liberty Closing.

Further, in connection with the Issuer's entry into the Cox Transaction Agreement, on May 16, 2025, the Reporting Person, the Issuer and Cox entered into a voting agreement (the "Voting Agreement"), pursuant to which the Reporting Person has committed to vote all shares of Common Stock beneficially owned by the Reporting Person as of the applicable record date for the applicable meeting, in favor of, among other things, the Certificate of Amendment (as defined in the Cox Transaction Agreement) and the Cabot Parent Issuance (as defined in the Cox Transaction Agreement); except that in the event that the board of directors of the Issuer changes its recommendation, then the Reporting Person will only be obligated to vote such shares of Common Stock held by the Reporting Person equal in the aggregate to 20.0% of the total voting power of the Common Stock and the Issuer's Class B common stock (on an as-exchanged basis) (the "Covered Shares"), in favor thereof, and any shares that are not Covered Shares may be voted in the Reporting Person's discretion (other than Proportional Voting Shares, which are addressed below). The foregoing voting obligations will not apply to shares of Common Stock beneficially owned by the Reporting Person that exceed the voting cap applicable to the Reporting Person under the Stockholders Agreement (such shares, the "Proportional Voting Shares"), which Proportional Voting Shares, pursuant thereto, must be voted in the same proportion as all other votes cast with respect to the applicable matter (such proportion determined without inclusion of the votes cast by the Reporting Person, A/N and other persons that beneficially own 10% or more of the total voting power of the Issuer).

The foregoing descriptions of the Side Letter and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Side Letter and the Voting Agreement, respectively, which are included as Exhibit 7(gg) and Exhibit 7(hh) of this Amendment, respectively, and are incorporated into this Item 4 by reference. In addition, for further information on the Side Letter and Voting Agreement, see the Current Report on Form 8-K filed by the Reporting Person on May 19, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 31.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person beneficially owns 43,900,886 shares of Common Stock.

Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. To the Reporting Person's knowledge, Mr. Malone has sole voting and dispositive power over the shares of Common Stock beneficially owned by him. J. David Wargo beneficially owns 684 restricted shares of Common Stock. To the Reporting Person's knowledge, Mr. Wargo has sole voting and, upon vesting, sole dispositive power, over the shares of Common Stock beneficially owned by him. Gregg L. Engles beneficially owns 97 shares of Common Stock consisting of nine shares held by his spouse and 88 shares held by a family partnership. To the Reporting Person's knowledge, Mr. Engles has shared voting and dispositive power over the shares of Common Stock held by his spouse and sole voting and dispositive power over the shares of Common Stock held by a family partnership. Julie D. Frist beneficially owns 4,415 shares of Common Stock, which includes (i) 1,898 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 2,517 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person's knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
Transactions in the class effected during the past sixty days: On April 11, 2025, the Reporting Person sold 273,636 shares of Common Stock to the Issuer for $365.45 per share in cash. On May 13, 2025, the Reporting Person sold 288,717 shares of Common Stock to the Issuer for $346.36 per share in cash. On April 17, 2025, J. David Wargo ceased to be the beneficial owner of 15,045 shares of Common Stock as a result of Mr. Wargo ceasing to have shared dispositive power over such shares. On April 29, 2025, the Issuer granted J. David Wargo a restricted stock award representing 684 shares of Common Stock, with such restricted stock award vesting fully on the date of the Issuer's 2026 annual meeting of stockholders. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7(gg): Side Letter, dated May 16, 2025, by and among Liberty Broadband Corporation, Charter Communications, Inc., Fusion Merger Sub 1, LLC and Fusion Merger Sub 2, Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36713) filed with the SEC on May 19, 2025).

7(hh): Voting Agreement, dated May 16, 2025, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Cox Enterprises, Inc. (incorporated by reference to Exhibit 10.2 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36713) filed with the SEC on May 19, 2025).

## Signatures
- Liberty Broadband Corporation: /s/ Brittany A. Uthoff, Brittany A. Uthoff, Vice President (05/19/2025)